UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 13, 2026

WILLOW LANE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42400	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

250 West 57th Street, Suite 415 New York, New York	10107
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 565-3861

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	WLACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	WLAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	WLACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment No. 1 to the Business Combination Agreement

As previously disclosed, on September 15, 2025, Willow Lane Acquisition Corp., a Cayman Islands exempted company (“Willow Lane”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with (i) Boost Run Inc., a Delaware corporation (“Pubco”), (ii) Benchmark Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco, (iii) Benchmark Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco, (iv) Boost Run Holdings, LLC, a Delaware limited liability company (“Boost Run”), (v) George Peng, solely in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for Willow Lane shareholders as of immediately prior to the Effective Time and their successors and assigns (other than the holders of Boost Run’s issued and outstanding membership interests (the “Sellers”)) in accordance with the terms and conditions of the Business Combination Agreement, and (vi) Andrew Karos, solely in the capacity as the representative from and after the Effective Time for the Sellers as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of the Business Combination Agreement, for a proposed business combination (the “Business Combination”).

On January 13, 2026, the parties to the Business Combination Agreement entered into Amendment No. 1 to the Business Combination Agreement (the “Amendment No. 1 to the Business Combination Agreement”), which amends the Business Combination Agreement to, among other things, extend the Outside Date (as defined in the Business Combination Agreement) to June 30, 2026, and remove the covenant that the post-closing Pubco board be comprised of a majority of directors who qualify as “independent” under Nasdaq rules.

A copy of the Amendment No. 1 to the Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Amendment No. 1 to the Business Combination Agreement is qualified in its entirety by reference thereto.

Item 8.01 Other Events.

Earnout Agreement Amendment

As previously disclosed, Pubco, Goodrich ILMJS LLC (the “SPV”) and Willow Lane Sponsor, LLC (the “Sponsor”) entered an earnout agreement, dated September 15, 2025 (the “Earnout Agreement”), in connection with the signing of the Business Combination Agreement.

On January 13, 2026, Pubco, the SPV and the Sponsor entered into an amendment to the Earnout Agreement (the “Earnout Agreement Amendment”) to amend the number of Pubco Class A Common Stock, par value $0.0001 (the “Pubco Class A Common Stock”) the Sponsor and the SPV will receive. Pursuant to the Earnout Agreement Amendment, the previous share allocation of 1,687,500 newly issued shares of Pubco Class A Common Stock to the Sponsor and the SPV each has been amended to reflect that the Sponsor and the SPV will now be eligible to receive up to 1,125,000 and 1,968,750 newly issued shares of Pubco Class A Common Stock, respectively.

The foregoing description of the Earnout Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of Earnout Agreement Amendment, which is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Consulting Agreement

On January 13, 2026, Pubco entered into a Consulting Agreement (the “Consulting Agreement”) with B. Luke Weil, Chief Executive Officer and Chairman of the Board of Directors of Willow Lane (the “Consultant”), pursuant to which the Consultant agreed to provide advice, as needed, with respect to business strategy and corporate governance and to use his reasonable efforts to introduce Pubco to clients and investors (the “Services”). Pursuant to the Consulting Agreement, the Consultant will provide Services to Pubco commencing on the first business day following the closing of the Business Combination (the “Closing”). The Consultant will act as an independent contractor.

In consideration for the services to be provided under the Consulting Agreement, the Company agreed to grant the Consultant an aggregate 336,000 shares of Pubco Class A Common Stock (the “Stock Grant”), which shall vest across three separate tranches as described below:

a.	In the event that the volume weighted average price (“VWAP”) of Pubco Class A Common Stock on the trading market equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any thirty (30) trading days within any consecutive forty-five (45) trading days, then, 112,000 shares of the Stock Grant shall immediately vest.

b.	In the event that the VWAP of Pubco Class A Common Stock on the trading market equals or exceeds $14.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any thirty (30) trading days within any consecutive forty-five (45) trading days, then, 112,000 shares of the Stock Grant shall immediately vest.

c.	In the event that the VWAP of Pubco Class A Common Stock on the trading market equals or exceeds $17.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any thirty (30) trading days within any consecutive forty-five (45) trading days, then, 112,000 shares of the Stock Grant shall immediately vest.

The Consultant is entitled to the same registration rights for the Stock Grant as those afforded to the Sponsor, and Consultant shall be included as a party to the amended and restated registration rights agreement to be entered into by and among Pubco, the Sponsor and the Sellers, among others, contemporaneously with the Closing of the Business Combination.

The Consulting Agreement may be terminated by either Pubco or the Consultant with 30 days’ written notice for any reason or with or without “cause” or “good reason.” In the event the Consulting Agreement is terminated by Pubco for cause or by the Consultant without good reason, the Consultant will retain any then vested shares of Pubco Class A Common Stock, but will not be able to receive any then unvested shares. In the event the Consulting Agreement is terminated by Pubco without cause, by the Consultant for good reason or in the event of either the death or disability of the Consultant, the Consultant will retain all then vested shares and continue to be eligible to receive the remainder of any then unvested shares. Furthermore, the Consulting Agreement contains customary representations, warranties, indemnification provisions and limitations of liability.

The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Consulting Agreement, which is filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

Letter Agreement

As previously disclosed, Willow Lane entered into an underwriting agreement dated November 7, 2024 (the “Underwriting Agreement”), with several underwriters, in connection with Willow Lane’s initial public offering.

On January 13, 2026, Willow Lane, Boost Run and Craig-Hallum Capital Group, LLC, co-manager for the Willow IPO (“Craig-Hallum”), entered into a letter agreement (the “Letter Agreement”), pursuant to which, Craig-Hallum has agreed to reduce its deferred underwriting commission by $500,000, in exchange for the right of participation in any in any subsequent financing by Pubco (the “Pubco Subsequent Financings”) after the Closing where a bank or agent is paid commissions or fees (the “Right of Participation”). The Right of Participation will last for 12 months after the Closing, and Craig-Hallum will be offered no less than 10% economics of the commissions or fees paid to banks or agents in the Pubco Subsequent Financings. The Right of Participation will expire at the earlier of (i) 12 months from the Closing and (ii) receipt by Craig-Hallum of at least $250,000 in net fees or commissions as part of the Pubco Subsequent Financings.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information and Where to Find It

Willow Lane, Boost Run and Pubco intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a proxy statement of Willow Lane and a prospectus in connection with Business Combination, referred to as a proxy statement/prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of Willow Lane as of a record date to be established for voting on Willow Lane’s proposed Business Combination with Boost Run. SHAREHOLDERS OF WILLOW LANE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT AND AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH WILLOW LANE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT WILLOW LANE, BOOST RUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Willow Lane Acquisition Corp, 250 West 57th Street, Suite 415, New York, NY 10107; or Boost Run Holdings, LLC, 5 Revere Drive, Suite 200 Northbrook, IL 60062.

Forward-Looking Statements

This Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Boost Run and the Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits and timing of the completion of the Business Combination; statements about Boost Run’s new and expanded commercial relationships; statements about Boost Run’s market opportunity and the potential growth of that market; Boost Run’s strategy, outcomes and growth prospects; trends in Boost Run’s industry and markets; the competitive environment in which Boost Run operates; and the ability for Boost Run to raise funds to support its business. These statements are based on various assumptions, whether or not identified in this Form 8-K, and on the current expectations of Boost Run’s and Willow Lane’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Boost Run and Willow Lane.

These forward-looking statements (including projections) are predictions, and other statements about future events or conditions that are based on current expectations, estimates and assumptions and, as a result, are subject to risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts Boost Run’s current plans and operations as a result of the announcement and consummation of the Business Combination; the inability of the parties to recognize the anticipated benefits of the Business Combination; the ability to maintain the listing of Willow Lane’s securities on a national securities exchange; the ability to obtain or maintain the listing of the Pubco’s securities on Nasdaq following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; Boost Run’s limited operating history, lack of history of operating as a public company and the rapidly evolving industry in which it operates; Boost Run’s use and reporting of business and operational metrics; uncertainties surrounding Boost Run’s business model; Boost Run’s expectations regarding future financial performance, capital requirements and unit economics; Boost Run’s competitive landscape; capital market, interest rate and currency exchange risks; Boost Run’s ability to manage growth and expand its operations; Boost Run’s ability to attract and retain additional customers and additional business from existing customers; Boost Run’s ability to secure additional data center capacity at affordable rates; Boost Run’s ability to acquire the GPUs necessary to expand its business at anticipated prices; the prices at which Boost Run will be able to sell the services it provides; Boost Run’s ability to provide reliable high compute services; Boost Run’s ability to successfully develop and sell new products and services; the risk that Boost Run’s technology and infrastructure may not operate as expected, including but not limited to as a result of significant coding, manufacturing or configuration errors; the failure to offer high quality technical support; Boost Run’s dependence on members of its senior management and its ability to attract and retain qualified personnel; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic and geopolitical environment; risks related to the marketing of Boost Run’s services to various government entities; uncertainty or changes with respect to laws and regulations; data protection or cybersecurity incidents and related regulations; disruption in the electrical power grid at or near one or more of Boost Run’s data centers; physical security breaches; supply chain disruptions; changes in tariffs or import restrictions; Boost Run’s lack of business interruption insurance; Boost Run’s ability to maintain, protect and defend its intellectual property rights; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Willow Lane’s securities; the risk that the Business Combination may not be completed by Willow Lane’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Willow Lane; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against Boost Run, Willow Lane, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the risk that shareholders of Willow Lane could elect to have their shares redeemed, leaving Pubco with insufficient cash to execute its business plans; past performance by Boost Run management team may not be indicative of the future performance of Pubco after the Business Combination; the risk that an active market for the securities of Pubco after the Business Combination may not develop; and those risk factors discussed in documents of Willow Lane, Boost Run and Pubco filed, or to be filed, with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Willow Lane nor Boost Run presently know or can anticipate or that Willow Lane and Boost Run currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Willow Lane’s, Boost Run’s and Pubco’s expectations, plans or forecasts of future events and views as of the date of this Form 8-K. Willow Lane, Boost Run and Pubco anticipate that subsequent events and developments will cause Willow Lane’s, Boost Run’s and Pubco’s assessments to change. However, while Willow Lane, Boost Run and Pubco may elect to update these forward-looking statements at some point in the future, Willow Lane, Boost Run and Pubco specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Willow Lane. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Willow Lane, Boost Run and Pubco undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Willow Lane, Boost Run and Pubco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Willow Lane’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Willow Lane’s securities are, or will be, contained in filings with the SEC relating to the Business Combination. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Willow Lane’s shareholders in connection with the Business Combination, including the names and interests of Boost Run’s directors and executive officers, will be set forth in the proxy statement/prospectus included in the Registration Statement for the Business Combination. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Amendment No. 1 to the Business Combination Agreement, dated as of January 13, 2026, by and among Willow Lane Acquisition Corp., Boost Run Holdings, LLC and Boost Run Inc.
99.1	Earnout Agreement Amendment, dated January 13, 2026, by and among Boost Run, Inc., Willow Lane Sponsor LLC and Goodrich ILMJS LLC
99.2†	Consulting Agreement, dated January 13, 2026, by and between Boost Run Inc., and B. Luke Weil
99.3	Letter Agreement, dated January 13, 2026, by and among Willow Lane Acquisition Corp., Boost Run Holdings, LLC and Craig-Hallum Capital Group, LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLOW LANE ACQUISITION CORP.

	By:	/s/ B. Luke Weil
	Name:	B. Luke Weil
	Title:	Chief Executive Officer
Dated: January 13, 2026